                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 AMENDMENT 2 TO
                                   FORM 10-SB


             GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO
          SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                                STOCKUP.COM, INC.
                   ------------------------------------------
                 (Name of Small Business Issuer in its charter)

         Nevada                                          88-0417949
--------------------------------               ------------------------------
(State or Other Jurisdiction                  (IRS Employer Identification No.)
of Incorporation or Organization)


333 N. Rancho, Suite 900, Las Vegas, NV                     89106
-----------------------------------------------------------------------------
(Address of principal executive offices)                 (Zip Code)


                                 (702) 648-6400
                 ----------------------------------------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class              Name of each exchange on which
         to be so registered              each class is to be registered
         -------------------              ------------------------------
                None                                   None

            ------------                           -------------

            ------------                           -------------


Securities to be registered pursuant to section 12(g) of the Act:

Common Stock, $.001 par value
-----------------------------
      (Title of Class)

                                    PART I

ITEM 1.   DESCRIPTION OF BUSINESS
-------   -----------------------

     A.   BUSINESS DEVELOPMENT

          1.   FORM AND YEAR OF ORGANIZATION

     Courtleigh Capital, Inc., a Kansas corporation was first incorporated under the laws of the state of Colorado as ANCR, Inc. on July 30, 1985. On July 23, 1987, ANCR, Inc. changed its name to CEA Lab, Inc. and on October 16, 1995 reincorporated in the State of Kansas as CEA Lab, Inc. On September 12, 1997, it amended its articles to change its name to Courtleigh Capital, Inc. Courtleigh Capital, Inc. commenced trading during December, 1998 under the symbol CTLH on the Over the Counter/BulletinBoard. On February 2, 1999, Courtleigh Capital, Inc. changed its name to StockUp.com, Inc. StockUp.com, Inc. a Kansas corporation, formerly Courtleigh Capital, Inc. was reincorporated in the state of Nevada utilizing the name StockUp.com, Inc. (the term the "Company" shall refer to the surviving Nevada corporation). The Company changed its trading symbol to SKUP effective as of February 22, 1999. Effective September 14, 1999 the Company effected a two for one forward stock split. All share amounts set forth in this Form 10 reflect this stock split.

          2.   ANY BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING.

     Not Applicable.

          3.   ANY MATERIAL RECLASSIFICATION, MERGER, CONSOLIDATION,
OR PURCHASE OR SALE OF A SIGNIFICANT AMOUNT OF ASSETS NOT IN THE ORDINARY COURSE OF BUSINESS.

     On February 22, 1999 certain computer hardware and office furniture assets, valued at $368,178 were acquired by the Company from Marketing Direct Concepts, Inc. in exchange for 9 million shares. The $368,178 constituted the book value of the assets as of December 30, 1998. StockUp.com, Inc. a Kansas corporation was reincorporated in the state of Nevada, by merging StockUp.com, Inc., a Nevada corporation with StockUp.com, Inc., a Kansas corporation. StockUp-Nevada is the surviving entity.

     B.   BUSINESS OF ISSUER.


     The Company develops second-generation Internet technology-TM- based upon Microsoft's operating system which is deployed upon the Company's server computers. The Company owns and is developing a system of fully integratable modular software products (products which may be deployed either independently or together in a single integrated system) which are intended to aggressively increase and retain Internet traffic. Although the Company's software is adaptable to many different applications and industries on the Internet, the Company has selected the financial information and services industry to provide an initial showcase for its technology. The Company's web site is currently under construction at http://www.stockup.com. The Company believes that its software products provide a fully customizable, interactive, dynamic Internet experience, relative to the increasingly prevalent static portal models installed throughout the world wide web. The Company is a Microsoft Certified Solutions Provider and its team of in excess of twenty programmers and animators, has based its technologies upon Microsoft's operating system.


          1.   PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKET.

               a.   THE MARKET

     The rapid growth of the Internet and the World Wide Web is changing the way companies do business. Web sites are providing a new medium for working and interacting with customers, suppliers and business partners, while corporate intranets promise to transform the way companies gather and distribute information internally.

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     The Internet is not another newspaper generating advertising revenue or a television show to be observed passively. Yet many Internet companies employ technology that achieves nothing more than that traditionally achieved by newspapers . The Company believes that its integrated software products, when fully deployed, will for the first time take full advantage of the "computing power" giving rise to the Internet. Unlike newspapers and magazines, the Company's technologies will allow end-users to fully customize what they want to see and how they want to see it. Further, unlike television, end-users will interact with the Company's technology; this interactivity will allow end-users to click advertisements or other web page buttons providing for the display of data or other information. This interactivity provides data regarding the end users product and service preferences. This data may be utilized to develop a user profile, thereby providing advertisers with data regarding the audience to which our technology is providing access. While the Company has selected the financial services sector as its initial technology showcase, its technology has been intentionally developed to be deployable among a number of vertical applications. These applications may involve sites proprietary to the Company or they may involve other Internet companies which license all or a part of the Company's technology.


     The Company's software products provide a fully customizable, interactive, dynamic Internet experience, relative to the increasingly prevalent static portal models installed throughout the world wide web. The Company is a Microsoft Certified Solutions Provider and its team of over twenty programmers and animators have based the Company's proprietary technologies upon Microsoft's operating system.


               b.   PRINCIPAL PRODUCTS AND SERVICES

     The Company's business focuses upon two areas, its system and technology and its current financial services business application. The Company's systems and technology utilize proprietary software capable of servicing in excess of one million users per day. The six major components of the Company's system and technology are: (1) the desktop portal, (2) the digital nervous system, (3) on-line analytical processing, (4) English query language, (5) interactive agents, and (6) the computer hardware network (all collectively referred to as the "Systems and Technology"). Each of the software components of the technology is completely modular and may be licensed separately or with one or more other components of the Company's software products.

               (i)  SYSTEMS AND TECHNOLOGY PRODUCTS AND SERVICES

THE DESKTOP PORTAL

     The Company has developed a desktop portal deployed in May, 1999 evidenced by a Window's icon that maintains a constant connection with the Internet; it is comprised of a "streaming" series of news/advertisement items, with e-commerce buttons linked to various industry specific sites. The portal is the product of second-generation Internet technology-TM- and is more customizable and interactive than anything currently available on the Internet. This private desktop portal is fully deployable from the user's desktop, capable of receiving data from virtually any third party news feed, proprietary content developed by StockUp or any advertiser. The end-user then customizes these various data feeds to when and how the end-user wishes to view the data. This portal grants access to major Internet search engines, provides full audio and video streaming capability and has multiple e-mail source monitoring capability. The Company has initially incorporated this technology into its QuoteStream-TM- product, which was introduced in May, 1999 and may be downloaded at www.quotestream.com.

     The Company has designed the desktop portal to retain aggregate user data for marketing purposes and the Company believes that this data will promote partnerships and co-branding alliances between the portal and other sites viewing the portal as a strategic source of retaining existing customers and obtaining new subscribers. This data is secured upon the portal being downloaded and then is constantly updated to the end user or subscriber of QuoteStream-TM-. The device or portal acts as a gateway and link to all sources of information the user is interested in obtaining (both current and updating) from the information sources.

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THE DIGITAL NERVOUS SYSTEM

     The Company is developing a proprietary "middleware" which monitors the items customized on the desktop portal. All of the information potentially available for those items is then electronically stored in this middleware and is then readily accessible by the end-user when and if needed. The Company has labeled this customized middleware as "The Digital Nervous System".

     The primary advantage of this system is its increased speed in delivering data according to the customized specifications of the end user. For example, assume that a QuoteStream-TM- end-user has selected five stocks to include in his/her QuoteStream-TM-, including a large computer manufacturing company. Current financial information sites provide the requested data, which is typically price and volume for the trading day. If additional information is required (for example price history, charting, etc.), this information is relatively slow in being displayed because the request for this additional information has "triggered" an additional data search. StockUp stores all data regarding the hardware manufacturer in its digital nervous system (middleware) and when additional information is requested, it is provided virtually instantly because no additional search is needed. This increased speed becomes critical in displaying the high technology applications developed by StockUp, including three-dimensional charting capabilities. In summary, the digital nervous system acts like an electronic brain. As an individual's usage of the middleware increases, the more familiar the brain becomes with the user's requests providing the data results faster with each experience.

ONLINE ANALYTICAL PROCESSING (OLAP)

     Online Analytical Processing ("OLAP") is an analytical tool that allows the user to track multidimensional data (for example five stocks, over five different variables) in an easy natural way. Through its current use of OLAP technology, the Company empowers users to perform spreadsheet operations and financial analysis on the web site. A library of spreadsheet templates is available for commonly performed analysis. The user will also be able to construct his/her own spreadsheets for a more customized approach. Utilizing OLAP applications will deliver fast analysis of shared multidimensional information. OLAP is the technology that drives the stock screening feature and organizes data so that StockUp.com-TM- interactive charting software can plot any set of data available at the site in an entirely customizable format, at a very high speed. With OLAP, users can see as little or as much information as they desire.

ENGLISH QUERY

     Through the application of the Company's innovative second-generation Internet technology-TM- called English Query, users are able to make both text and verbal requests for data using a natural English query such as "Show stocks that have Market Capitalization in excess of $20 billion and have declared a dividend within the past twenty-four hours." The Company believes that this feature is not available on the Internet to the degree of functionality that StockUp offers. English Query permits users to bypass drop down menus and scroll bars, contributes to the overall interactivity of the site, and makes specific data more accessible.

INTERACTIVE AGENTS


     The Company has expanded upon Microsoft's operating system in developing customized interactive agents which not only play a roll in both providing a help feature for end-users navigating an Internet site, but also provide a dynamic alternative to static banner advertisements currently employed throughout the Internet. These interactive agents will be deployed simultaneous with the deployment of the StockUp website in Fall, 1999.


     These agents take the form of animated characters (currently to be deployed as a Bull and Bear on the StockUp web site) which "walk and talk" an end user through the various features of a particular Internet site. The Company believes that these agents deliver a new level of vibrancy and user-friendliness relative to the traditional text based help features usually incorporated into web sites. Further, the interactive agents have the limited ability of identifying when a user is experiencing problems and then appear to assist the user to a solution.

     The Company also plans to use these interactive agents to replace the static banner advertisements currently used by Internet companies. The Company is currently developing technology, to be deployed in October/November 1999, which will replace traditional banners with interactive three-dimensional advertising agents. The interface comprising the agent will be customizable according to the end-users preferences and each agent will monitor the end users activities on the Internet, thereby focusing the agents "advertising pitch" to the end users historical patterns. Licensees of the agents may select from a number of "interface" characters depending upon the customer base to be solicited.

     The Company has developed seven animated agent characters that may be licensed in a number of applications. Further, the Company intends to continue to develop up to an additional 10-20 such characters. While the character/animation comprising the user interface is unique to each application, the underlying software is readily adaptable to virtually any Internet industry application.

THE NETWORK

     StockUp's network is a state of the art system that is scalable, secure, and fast. The focus of the Company's network is to provide up to the minute technology, security and speed.


     The scalability of the Company's system allows the Company to link multiple servers as demand requires, performing as one single unit. The Company believes that the cost advantages of this system to the Company are two fold:
(i) it allows the Company to reduce its fixed costs by acquiring servers according to traffic demands and (ii) by linking these servers together, the Microsoft operating system allows the servers to operate at a level equivalent to a single high price system. Existing technologies have been optimized for high speed performance and work load balancing preventing potential data bottlenecks within the server and all networking components. The Company is directly connected to the Internet through Sprint's Asynchronous Transfer Mode
(ATM) backbone, and separately at a Sprint DS3 connection at a different point of presence (POP). StockUp has signed an agreement with Sprint for 90Mbps per second of burstable bandwidth from the Sprint backbone. This is the equivalent of two T-3 connections or 56 T1 lines. Each T3 line is delivered from a separate source providing redundancy in the event one source fails. This technology can handle a greater volume of data as the business grows, is impervious to electromagnetic interference, is resistant to eaves dropping, and can travel long distances before the signal has to be regenerated and retransmitted.



     The Company has an array of high capacity Intel Pentium based systems that are expandable to accommodate the business needs of the company. StockUp runs on the Microsoft operating system and utilizes structured query language software to operate its servers. These servers are configured with RAID 5 technology. RAID 5 copies all parts of all data across five drives. If one drive goes down, the remaining four drives can still access information from the fifth drive. Collectively, all Dell servers provide the Company with 600 GB of storage capacity, enabling the Company to house large volumes of day-to-day data and archive data for quick retrieval. Server load balancing is handled in a back end Internet Work Packet Exchange (IPX) sub-net. StockUp employs a load balance utility that evenly distributes http responses across to incoming http requests. Because the Company has direct access to the Internet, it serves as its own Internet Service Provider ("ISP"). As such, the Company must allocate a server toward handling domain name service ("DNS") requests and, in order to handle the projected heavy traffic, the Company has allocated two servers as DNS servers.


     The Company employs the Microsoft Proxy Server as its firewall. A firewall determines what types of traffic the Company will accept and which traffic will be rejected. StockUp is designed to run 24 hours a day. Each server and network device has redundancy built into the devices themselves. StockUp has three state of the art DLT taped backups. In the event of power fluctuations the Company has 12 American Power Conversion Uninterrupted Power Sources that will protect all mission critical equipment from surges, spikes, black outs and brown outs. In the event of a blackout all servers would institute normal automatic shut down procedures before the power fails. Finally, the Company employs dedicated isolated circuits on every server. This substantially reduces the chance that a singe point of failure will impact the entire network.

               (ii) FINANCIAL INFORMATION SYSTEM

     As discussed above, the Company has developed a series of modular software products, which may be licensed separately or on a fully integrated basis. During calendar year 1999 the Company is deploying a fully integrated system containing all of these products in the financial information and services area. The Company's products are designed to increase subscriber base on web sites, build proprietary content, and offer turn key second-generation Internet technology-TM- solutions to other Internet companies. These products offer users a highly customized Internet experience and are designed to substantially increase and retain traffic on web sites that employ them. The application of this technology will initially focus upon three products:

QUOTESTREAM-TM-

     QuoteStream-TM- is the engine that will increase and retain traffic and subscribers for the StockUp.com-TM- web site and any other web site developed by the Company. QuoteStream-TM- is a desktop news and stock ticker that maintains a persistent connection to the Internet. It may be downloaded at www.quotestream.com. The QuoteStream-TM- application offers the user a broad range of customization features including: business, finance, sports, entertainment, and local news, as well as any other general information it obtains from its strategic partners and alliances; instant messaging; automatic e-mail notification from multiple sources; streaming audio and video; access to the Internet through multiple search engines; and use of the most sophisticated financial glossary on the Internet, to be utilized in the financial information industry which is available free of charge at www.quotestream.com. The primary purpose of the desktop portal (as demonstrated by QuoteStream-TM-) is to increase, direct and retain Internet traffic in a strategic fashion dictated by the business plan of the portal's "owner".

     The power of QuoteStream-TM- lies in its ability to increase and retain traffic on host web sites. The stock quotes and articles displayed on QuoteStream-TM-'s tickers are linked to the QuoteStream-TM- site that provided the article or information in the data feed. When a user double clicks on an article or stock quote, a browser is opened displaying the desired item (which is located on the QuoteStream-TM- web site). When the user reads the article or conducts research on a given stock they do so from the host web site, thereby generating traffic on that site (i.e. the StockUp.com-TM- web site or whichever partner web site that is supplying the news or stock information to QuoteStream-TM-). The e-mail notification system operates similarly in that the free e-mail distributor's web site is displayed when the user opts to check e-mail via the e-mail notification system.

     The StockUp.com-TM- web site is the host site for all research on stock quotes, glossary terms, or streaming audio and video. Users that select local news stories or magazine articles will be transported to the web site of the appropriate media partner, generating traffic for the partner. The Company is nearing completion of the StockUp.com-TM- website and anticipates that the website will go "online" during Fall, 1999.

STOCKUP.COM-TM- WEB SITE AND STRATEGIC AFFILIATED WEB SITES

     The StockUp.com-TM- web site will be the flagship of StockUp.com-TM-and the showcase for some of its second-generation Internet technologies. The power of StockUp.com-TM- lies in its ability to deliver raw data in a highly customizable format to as large and target an audience as possible. The Company acquires its raw data by paying a fixed monthly or quarterly fee from industry sources including S&P Comstock; Market Guide; Comtex; Reuters; and others. The Company does not pay a fee to its strategic alliance partners, such as newspapers. The Company's second-generation proprietary Internet technology-TM- allows subscribers to customize more than 300 data elements into a highly interactive financial monitoring and research tool that employs proprietary interactive agents to assist users with the application of the many research tools and features of the web site. QuoteStream has an existing non-paid subscriber base of more than 150,000. It is the intention of the Company to solicit the QuoteStream-TM-subscribers to become subscribers for the StockUp.com-TM- web site.

     The StockUp.com-TM- web site will provide the user with the following customizable and interactive features:

     INTERACTIVE AGENTS. An animated talking bear and bull that are linked to the help menu and can walk the user through any aspect of the site in as much detail as needed. These agents are the proprietary technology of StockUp.com-TM-and are available for licensing to other companies. In summary, while StockUp.com-TM- has focused upon the bull/bear interactive agents as the "user interface" for its financial web site, the technology underlying the animation/software comprising the interactive agents has applications in many different industries.

     INTERACTIVE CHARTING. A second-generation interactive charting application that incorporates a greater degree of customization than is currently available on the Internet. The interactive charting component allows users to chart 50 separate data elements on four levels of charting and offers zoom in capability on each level, as well as three dimensional charting features allowing more in-depth analysis.

     CUSTOMIZABLE STOCK PORTFOLIO. The Customizable Stock Portfolio allows the user to build a customized stock portfolio and manipulate and analyze combinations of over 300 data elements. This will be the most interactive customizable portfolio available and offer more features than any personal stock portfolio currently on the Internet.

     STOCK SELECTOR. Allows the user to build customized stock screening criteria from over 100 data elements and to make comparisons to its corresponding industry, economic sector, and the S&P 500. Additionally users can select stock criteria in a natural language format. In summary, the selector allows the user to build a profile meeting any criteria composed of one or all of 100 financial data elements.

     EDUCATIONAL ARCHIVES. A reference section of finance and business related articles compiled over three years and being continuously expanded by the Company's 15 staff writers.

     STOCKUP.COM-TM- FINANCIAL GLOSSARY. The most sophisticated financial glossary on the Internet with over 6,000 definitions of finance related terms including expanded references to each term linked to articles in the educational archives.

     The Company is rapidly developing partnerships and alliances through its debut product QuoteStream-TM-. StockUp.com-TM- believes that the implementation of its second-generation Internet technology-TM- products as demonstrated on QuoteStream-TM- and its showcase web site will build affiliate partnerships and subscriber base. These partnerships and subscribers will provide the necessary components required by the market to value StockUp.com-TM-, because the alliances and partnerships add subscriber base and proprietary content to its ongoing technology development.

INTERACTIVE ADVERTISING AGENTS

     The Company's Interactive Advertising Agents are scheduled to be released in October/November, 1999. As mentioned above, static banner advertisements have increasingly become the focus of many Internet companies claimed revenue models. The Company's technology will replace traditional banners with interactive three-dimensional advertising agents. The interface comprising the agent will be customizable according to the end-users preferences and each agent will monitor the end users activities on the Internet, thereby focusing the agents "advertising pitch" to the end users historical patterns. Licensees of the agents may select from a number of "interface" characters depending upon the customer base to be solicited.

          2.   DISTRIBUTION

     As discussed above, the Company's financial information services are distributed via the Internet. A critical component of the Company's business plan involves the establishment of various strategic joint venture partners providing a variety of content and services to the Company and its subscriber base. This content is currently distributed through the Company's QuoteStream product.

     In exchange for using QuoteStream-TM- to display its content, each partner places an icon on their web site promoting QuoteStream-TM-. This builds recognition for QuoteStream-TM- and increases traffic to the partners web site because information displayed on QuoteStream-TM- is linked directly to the partners web site. In this manner, each partner is a contributor of content to QuoteStream-TM- and serves as a distribution outlet by making QuoteStream-TM- available to its membership from its web site.

     The following is a list of current strategic partners:

American Photojournal          Grand Rapids Family Magazine  Rawlins Daily Times           Pittsburgh LIVE

Athens Messenger               Grand Rapids Magazine         Register-Herald                    Daily Courier(The)

Baker City Herald              Great Ben Tribune             Reno.com                           Dispatch (The)

Banner Graphic                 Gulf Coast Golf The           Rolla Daily News                   Herald (The)
                               Internet Magazine

Barter News                    Helena Independent Record     San Diego Daily Transcript         Leader Times (The)

Beloit Daily News              Herald and News               Santa Barbara News-Press           North Hills News Record

Bend Bulletin                  High Point Enterprise         Senior World Online                Standard Observer (The)

Blytheville Courier News       Hugo Daily News               Siskiyou Daily News                Tribune Review

Business Digest                Item(The)                     Southwest Daily Times              Valley Independent (The)

Business Examiner              Journal Newspapers            Steamboard Pilot/Today             Valley News Dispatch

Business Journal                    Alexandria Journal       St. Louis Small Business      Poteau Daily News & Sun
                                                             Monthly

Business Times of Western CO        Arlington Journal        Sun Chronicle (The)           Providence Daily News & Sun

Canton Daily Ledger                 Fairfax Journal          Tahoe.com                     Puyallup Herald

Chanute Tribune                     Prince George's Journal       Tahoe Daily Tribune

Clay County Advocate Press          Prince William Daily          Nevada Appeal
                                    Journal

Concord Monitor                     Prince William Journal        North Lake Tahoe
                                                                  Bonanza

Conway Daily Sun               Lake Sun Leader                    Record Courier

Courier (The)                  Lehighton Times News               Tahoe World

                                       7


Cybergolf Northwest            Ludington Times News               Sierra Sun

Daily Guide                    Market Pulse Journal (mag.)   Texas Golf Resort

Daily Home                     Matton Journal-Gazette        Times-News

Daily Post Athenian (The)      Maui News                     Tracy Press

Daily Triplicate (The)         Maysville Ledger-Independent  Tribune Star

Decor and Style Magazine       Minden Press-Herald           Union Democrat

Denton Record Chronicle        Montana Standard              Upbeat Entertainment

Duncan Banner                  Morning News                  Valley Morning Star

Durango Herald                 Mr. Pleasant Daily Tribune    Vegas.com

El Reno Tribune                Navajo Times                       Las Vegas Life
                                                                  (Magazine)

Evening Sun (The)              Nevada Business Journal            Las Vegas Sun

Fairbanks Daily News-Miner     News Sun & Evening Star            Las Vegas Weekly

Filmfax Magazine               North Knox Leader                  Showbiz (Magazine)

Gateway Peninsula              Northwest Signal              West Central Tribune

Gocarson.com                   Oakland Press (The)           Williamson News

Golf Houston                   Observer-Reporter             Wyoming Tribune Eagle

Grand Rapids Business Journal  Peru Daily Tribune


     The Company's products will be distributed through strategic alliances with media and Internet related companies. Establishing a broad base of affiliate relationships will build proprietary content for QuoteStream-TM-which in turn will create an extensive network of channels which will link to the StockUp.com-TM- web site or other web sites developed by the Company.

     StockUp.com-TM- will target the following types of companies to form partnerships and distribute its products:

          1. No charge direct distribution services (such as free software and e-mail web sites)
          2.   Local newspapers (conventional and online)
          3.   Magazines (conventional and online)
          4.   Online brokerage firms
          5.   Radio and television stations(conventional and online)
          6.   Technology companies (conventional and online)
          7.   E-commerce web sites

          3.   STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE.

     QuoteStream-TM- is currently available and can be downloaded at www.quotestream.com. The beta version of the StockUp.com-TM- web site is scheduled to be launched in Fall, 1999, and the interactive advertising agents are scheduled to be available in October/November, 1999. Upon the successful launching of each of these products, the underlying technology will be available for licensing to third parties. The Company has designed its technology to specifically gather data/information from multiple sources and redistribute this information in a format customized by the end user. While there is no assurance, the Company believes that technology license fees may potentially become a material component of its revenues; it is impossible for the Company to estimate the amount or percentage of our revenues, if any, which will eventually be derived from technology licensing.

          4.   COMPETITION

     The Company is a technology developer that has elected to initially showcase its proprietary second-generation Internet applications on the StockUp.com-TM- web site and QuoteStream-TM-, its desktop portal. The Company's major competitors are in the areas of Internet portals and news related web sites. These include:

     -    software development companies;

     - publishers and distributors of traditional media, including print, radio, and television, such as The Wall Street Journal, Fortune, Bloomberg Business Radio, and CNBC;

     - providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service, Dow Jones Markets, and Bridge News Service;

     -    web "portal" companies, such as Yahoo! and America Online; and

     The Company believes that the principal competitive factors in its market are brand name recognition, wide selection, personalized service, ease of use, 24-hour accessibility, customer service, convenience, reliability, quality of search engine tools, and quality of editorial and other site content. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, marketing and other resources than the Company. In addition, other websites may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of the Company's competitors may be able to devote greater resources to marketing and promotional campaigns, and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished franchise value. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company a substantial fee for inclusion.

          5.   THE SOURCES AND AVAILABILITY OF RAW MATERIALS.

     The Company is not dependent on any raw materials. All software which comprises a material component of its technology is developed at the Company's headquarters. All other software which might be of potential use constitutes readily available programs distributed at a number of locations.

          6.   DEPENDENCE ON A SINGLE OR FEW CUSTOMERS.

     The Company currently does not have any customers. It has developed multiple strategic alliances with newspapers located throughout the United States to provide proprietary content to its web site. The Company does not anticipate that it will be dependent on a single or small group of customers.

          7. THE IMPORTANCE OF PATENTS, TRADEMARKS, LICENSES, FRANCHISES AND CONCESSIONS HELD.

     To protect its rights to its intellectual property, the Company relies on a combination of trademark and copyright law, patent, trade secret protection, confidentiality agreements, and other contractual arrangements with its employees, affiliates, clients, strategic partners, and others. The protective steps it has taken may be inadequate to deter misappropriation of the Company's proprietary information. The Company may be unable to detect the unauthorized use of, or take appropriate steps to enforce its intellectual property rights. StockUp.com-TM- has registered certain of its trademarks in the United States and has pending U.S. applications for other trademarks and patents. Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which it offers or intends to offer its services. In addition, although StockUp.com-TM- believes that its proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against the Company or claims that it has violated a patent or infringed a copyright, trademark, or other proprietary right belonging to them. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on its part, which could materially adversely affect the Company's business, results of operations, and financial condition. The Company incorporates certain licensed third-party technology in some of its services. In these license agreements, the licensors have generally agreed to defend, indemnify, and hold the Company harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. The Company cannot assure that these provisions will be adequate to protect from infringement claims. The loss or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services.

          8.   GOVERNMENT APPROVAL.

     No government approval is required for any of the Company's current products or services.

          9.   EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT REGULATIONS.

     Other than normal government regulations that any business encounters, the Company's business is not effected by any government regulations.

          10.  RESEARCH AND DEVELOPMENT COSTS.

     Since the Company began operations in February 1999 it has spent in excess of $1.5 million on the research and development of its proprietary technology. The revenues the Company achieves will be primarily from strategic alliances and subscriber fees. Revenues generated, while paying directly for research and technology costs accrued to date, will fund the operations of the Company, which includes funding on-going technological development.

          11. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS.

     The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

          12.  EMPLOYEES.

     As of the date hereof, the Company employs approximately 100 full-time employees and 15 part-time employees. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. In the long term, the Company will attempt to hire additional employees as needed based on its growth rate.

          13.  YEAR 2000.

     The Company has begun to address possible remedial efforts in connection with computer software that could be affected by the Year 2000 ("Y2K") problem. The Y2K problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculation.

     The Y2K problem can affect any modern technology used by a business in the course of its day. Any machine that uses embedded computer technology is susceptible to this problem, including for example, telephone systems, postage meters and scales, and of course, computers. The impact on a company is determined to a large extent by the company's dependence on these technologies to perform their day to day operations.

     Internally, the Company has begun reviewing all such equipment and has determined that many of its systems are Y2K compliant. The Company anticipates that all system and software will be fully reviewed and brought into compliance by November 1999. If certain systems are not brought up to Y2K compliance by the end of November 1999, then the non-compliant technology will be disabled so as not to have an impact on the systems that are compliant. Any such events would not have a serious impact on the Company's day to day operations, nor would any valuable information be lost. The Company backs up all computer systems daily to protect against data loss.

     The costs of bringing the Company's technology up to Y2K compliance is expected to be less than $5,000. This is because the majority of the "patches" or programs designed to make software Y2K compliant can be obtained over the Internet from manufacturers for little or no cost and the Company does not expect to rely heavily on outside consultants to upgrade its systems as most of the work can be performed in-house.

     The Company's current software assures that in the event a strategic partner or news source is providing information to a Company product and such provider is not Y2K compliant, that the Company's software will either discard such data or transfer such data into Company files which are Y2K compliant. The Company has discussed Y2K compliance issues with all of its information providers and has been assured that all such suppliers either are or intend to be Y2K compliant prior to December 1, 1999.

     In the event that the Company does experience Y2K problems, it could result in a suspension of the Company's revenues. A suspension of revenues could result in material losses from operations and a reduction of the Company's working capital. Management is unable at this time to quantify the impact that the Y2K problem could have on the Company's results of operations and financial condition.


     The Company does not have a contingency plan in the event the Microsoft operating system upon which its Internet site is based is not Y2K compliant. The Company has discussed this matter extensively with Microsoft and has received repeated assurance that the Microsoft operating system is Y2K compliant. In the event the Microsoft operating system is not Y2K compliant, not only would the Company's operations be severely adversely effected, but the thousands of other companies on the Internet basing their Internet site upon this operating system would also fail.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION
-------   ----------------------------------------------------------



     The Company has generated minimal revenues and does not anticipate generating any material revenues until at least the first quarter of the Year 2000. The Company does not anticipate breaking even in its financial operations until at least January, 2001. As a result, the Company's sole source of capital during 1999 shall be investment capital provided by third parties. Further, the Company anticipates that it will require additional capital contributions to fund its operations during the Year 2000. On June 21, 1999 the Company commenced a private offering of its securities to raise up to $12 million. In the event the Company is unsuccessful in this offering, then it is the intention of the

Company to secure capital from the original group of investors who provided capital in 1999 or from another source of capital which is not identified as of the date of this filing. If the Company is unsuccessful in securing additional capital then it will be required to materially curtail or cease operations altogether. Further, in the event the Company does attract such capital, but is unable to generate revenues sufficient to support its expenses, then the Company would be required to eventually curtail or even cease operations. The Company's substantial financial losses since its inception have raised a substantial doubt with the Company's auditors as to the Company's ability to continue as a going concern.



          a.   PLAN OF OPERATIONS

     The Company began operations in February 1999 for the purpose of developing proprietary Internet software and related technologies to be deployed by both the Company, as well as third-party Internet companies. The Company has a limited operating history on which to evaluate its prospects. The risks, expense, and difficulties encountered by startup companies must be considered when evaluating the Company's prospects. The Company's plan of operations for the next twelve months is to further develop its products while seeking strategic alliances with media and Internet related companies in order to demonstrate its technology to companies and consumers. The Company believes that its existing funds in combination with funds raised in private offerings and the revenues generated by its operations will be sufficient to fund its operations for the next twelve months. However, there is no guarantee that the Company will be able to raise sufficient capital. The operating expenses of the Company cannot be predicted with certainty. They will depend on several factors, including the amount of marketing expenses, the acceptance of the Company's services in the market, and competition for such services. Management may be able to control the timing of development expenses in part by speeding up or slowing down marketing, development and distribution activities.

     The Company is currently is in the process of introducing its products to the market. QuoteStream-TM- was introduced in May, 1999 and currently has in excess of 150,000 subscribers, the beta version of the StockUp.com-TM- web site is scheduled to be available in Fall, 1999 and the Company anticipates that the Interactive advertising agents will be also be available in Fall, 1999. While the Company believes that it will comply with this schedule, there is no assurance that it will comply with this schedule. If the Company is unsuccessful in raising additional capital, the probability of it complying with this schedule will be adversely effected. The Company does not anticipate a purchase or sale of a plant or significant equipment and does not anticipate any significant changes in the number of employees.

          b.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

     The following is management's discussion and analysis of StockUp's financial condition and results of operations. Detailed information is contained in the financial statements included with this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. The following table sets forth, for the period indicated, selected financial information for the Company. All share data has been adjusted for a 2 for 1 stock split effective September 14, 1999:


                               STOCKUP.COM, INC.
                       SELECTED FINANCIAL DATA SCHEDULE
                       FROM INCEPTION TO APRIL 30, 1999
             AND FOR THE TWO MONTHS ENDED JUNE 30, 1999 (unaudited)

                           STATEMENT OF OPERATIONS


                                                             Period from                              Period from
                                                          February 3, 1999        For the Two       February 3, 1999
                                                           (inception) to        Months Ended        (inception) to
                                                           April 30, 1999        June 30, 1999       June 30, 1999
                                                           --------------        -------------       -------------
                                                                                  (unaudited)         (unaudited)
Selling, general and administrative expenses                   $ 1,881,458            $ 944,128          $2,825,586

Loss from operations                                           (1,881,458)            (944,128)         (2,825,586)

Other income (expense)

Investment income                                                    1,363                7,902               9,265

Forgiveness of debt                                                 81,822                  -0-              81,822

Financing expense                                              (1,557,335)                  -0-         (1,557,335)
                                                               -----------                  ---         -----------

Total other income (expense)                                   (1,474,150)                7,902         (1,466,248)
                                                               -----------                -----         -----------

Net Loss                                                      $(3,355,608)           $(936,226)        $(4,291,834)
                                                               -----------           ----------        ------------
                                                               -----------           ----------        ------------

Basis Loss per share                                       $        (0.27)       $       (0.07)
                                                            --------------        -------------
                                                            --------------        -------------

Diluted loss per share                                     $        (0.27)       $       (0.07)
                                                            --------------        -------------
                                                            --------------        -------------

Weighted average shares outstanding                             12,440,790           12,677,880
                                                                ----------           ----------
                                                                ----------           ----------

                              BALANCE SHEET

                                                                                April 30, 1999       June 30, 1999
                                                                                --------------       -------------
                                                                                                      (unaudited)
Assets

         Cash and cash equivalents                                                    $ 583,692         $ 1,564,419

         Notes receivable-employee                                                       11,800              20,600

         Subscriptions receivable                                                     1,800,000               -----

         Prepaid services                                                             1,156,253           1,106,253

         Prepaid expenses                                                                36,540               8,564
                                                                                         ------               -----

                  Total Current Assets                                               $3,588,285          $2,699,836

         Furniture and equipment, net                                                   438,988             528,681

         Other Assets                                                                    51,509              52,756
                                                                                         ------              ------

                  Total Assets                                                       $4,078,782          $3,281,273
                                                                                      ---------           ---------
                                                                                      ---------           ---------

Liabilities and Stockholder's Equity

         Accounts payable and accrued expenses                                         $172,860             $80,895

                  Total current liabilities                                             172,860              80,895

         Stockholder's equity

                  Common stock, $0.001 par value

                           50,000,000 shares authorized
                           12,649,024 and 12,702,358
                           (unaudited) shares issued and
                           outstanding                                                   12,649              12,702

                  Additional paid-in capital                                          7,248,881           7,479,510

                  Deficit accumulated during the development stage                  (3,355,608)         (4,291,834)
                                                                                    -----------         -----------

                           Total stockholder's equity                                 3,905,922           3,200,378

         Total Liabilities and Stockholders' equity                                  $4,078,782          $3,281,273
                                                                                     ----------          ----------
                                                                                     ----------          ----------

     The Company is a development stage company and did not generate any operating revenues from its inception on February 2, 1999 to June 30, 1999. The Company is currently focusing its efforts on developing quality products and establishing a large consumer base for these products. While there is no assurance, the Company anticipates that by developing quality products and establishing a consumer base, it will be in a position to receive revenues in the future. The Company's predecessor, Courtleigh Capital, had no operations accordingly there is no meaningful comparative data available for the year ending April 1998.

     From its inception to date, the Company has incurred costs associated with the development and launch of its products, probable markets and business. The Company has established relationships with information providers which increase the quality and marketability of the Company's products. While there is no assurance, management believes that the Company's products will commence generating revenues during fourth quarter of 1999.


     The Company financed its expenditures primarily through the sale of its common stock. Since inception through August 1, 1999, the company issued 12,702,358 shares of common stock. The Company raised $2.9 million from four accredited investors as follows: (i) February 1999 issuance of 1,333,332 shares in exchange for $900,000; and (ii) May and June 1999 options, issued under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, to acquire units comprised of 1.2 million shares and 600,000 warrants exercisable at $2.50 per share and options to acquire 290,836 shares at an aggregate exercise price of $125,000( "May/June Offering") in exchange for $2.0 million. The February, 1999 Offering was conducted under Rule 504 and it provided the necessary seed capital to commence implementation of the Company's business plan. The May/June Offering was primarily an option to participate in a unit offering of restricted stock and warrants. 1,200,000 of these shares are currently restricted and subject to a demand registration right as of January 1, 2000. The 1,200,000 shares and the shares underlying the 600,000 warrants are subject to reasonable underwriter trading restrictions in the event of a public offering. These investors are also entitled to anti-dilution rights in the event the Company issues stock at less than $2.50 per share.



     The Company is currently conducting a private offering of its securities and it has extended the deadline for this offering to October 31, 1999, however, the Company has reserved the right to terminate this offering by providing five business days notice of its intention to terminate the private offering. In the event the Company is unable to attract additional investor capital either through its pending private offering or other capital sources, the Company's operations will be severely adversely effected. There is no assurance that any of these capital raising efforts will be successful.


     From inception through April 30, 1999 the Company's selling, general, and administrative expenses were $1,881,458. In addition the Company incurred financing expenses of $1,557,335. These expenses are partially offset by income from investments in the amount of $1,363 and debt forgiveness in the amount of $81,822, resulting in a net loss of $3,355,608.

     As of April 30, 1999, the Company had current assets of $3,588,285 and $490,497 in furniture, equipment and other assets, resulting in total assets of $4,078,782. The Company's current liabilities were $172,860.

     For the two months ended June 30, 1999, the Company's selling, general and administrative expenses were $944,128. These expenses are partially offset by investment income of $7,902 resulting in a net loss of $936,226. For the two months ended June 30, 1999, the Company had current assets of $2,699,836 and $581,437 in furniture and equipment resulting in total assets of $3,281,273. The Company's current liabilities were $80,895.

ITEM 3.   DESCRIPTION OF PROPERTY
-------   -----------------------

     The main administrative offices of the Company are located at 333 N.
Rancho Drive, Suite 600, Las Vegas, Nevada 89106. The Company leases approximately 14,100 square feet at this location, with an aggregate rental payment of $22,646 per month. The Company's leases expire for 13,000 square feet and 1100 square feet on March 31, 2003 and July 31, 2000 respectively. The lease payments are scheduled to increase by approximately $400 on March 31st of each year of the lease term.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-------   --------------------------------------------------------------

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of July 14, 1999 by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company,
(iii) each executive officer of the

Company, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address for each stockholder is 333 N. Rancho Drive, Suite 600, Las Vegas, NV 89106.


                                                                            PERCENTAGE
Name                               Number of Shares (1)                Beneficially Owned
----                               --------------------                ------------------
Michael Calderone(2)(3)                     7,900,600                            62.00%
Kerry Nicponski(2)                             70,000                             0.55%
Leo Verheul(2)                                      0                             0.00%
Paul Yeager                                         0                             0.00%

All officers and directors                  7,970,600                            62.55%
as a group (4 persons)




(1) Except as otherwise indicated, the Company believes that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.
(2)  c/o Company's address: 333 N. Rancho Drive, Suite 600, Las Vegas, NV
     89106.
(3) Includes 20,000 shares held in his name as guardian for his son, Gage Calderone.



ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
-------   -------------------------------------------------------------



     The directors and executive officers of the Company are as follows:




         NAME                      AGE               OFFICE
---------------------------------------------------------------------------------
         Michael Calderone         39                Chief Executive Officer, Chairman of the Board
         Kerry Nicponski           38                Chief Operating Officer, Director
         Leo Verheul               54                Chief Information Officer, Director
         Paul Yeager               61                Chief Financial Officer




MR. MICHAEL CALDERONE - PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD, has 17 years prior business experience. From 1988 through 1991 Mr. Calderone was the President of two companies, Express Tel 900, which was a long distance service for 800 and 900 lines and Access Media Network, a direct response advertising agency. Immediately prior to the formation of Marketing Direct Concepts (during 1993-94) Mr. Calderone trained race horses. From 1995 to 1998, Mr. Calderone was the President of Marketing Direct Concepts, Inc., a financial public relations firm.



KERRY NICPONSKI - CHIEF OPERATING OFFICER AND DIRECTOR. Mr. Nicponski brings a wealth of experience to StockUp.com-TM-, having previously served as an independent contractor providing software applications, accounting services, and general business consulting to a group of affiliated entities, which included MV Entertainment, Southwest Entertainment, Jodati, Inc. And United Retail Management. During 1997-1998, Mr. Nicponski managed software development and MS SQL databases while giving technical support to a telemarketing operation for a 500-member sales team at NOS Communications. He also rewrote Visual Basic and Access programs used daily to automate account information updates for Household Credit Services. Mr. Nicponski also designed a SQL data warehouse that he integrated with web applications for the credit company. Also during that time, Mr. Nicponski served as Project Manager for Casino Management Systems at International Thunderbird Gaming, programmed the dispatch system for a 100-filed technician operation at United Coin Machine Company, and held the position of Project Manager of Report Development for Fairbanks Capital Corporation. From 1994 to 1997, Mr. Nicponski worked for Gaming Systems International. He received his BS in Business Administration/Computer Science at Southern Utah University. Among his many other accomplishments, Mr. Nicponski is a Captain in the United States Army Reserve.



MR. LEO VERHEUL - CHIEF INFORMATION OFFICER AND DIRECTOR, brings a wealth of experience to his position as Chief Information Officer for the Company Appointed in March 1997 by Governor Pete Wilson to the position of Chief Information Officer and Deputy Director of the Information Systems Division of the State of California, Department of Motor Vehicles, Mr. Verheul oversaw a department with 450 employees, and a budget of more than $72 million. From May 1995 to March 1997 , he was CIO of Kaiser B. Hill, LLC, one of the largest engineering, construction and consulting services companies in the United States, located in Denver, Colorado and assumed the leadership role of all statewide IT functions. As Director of Information Services at Porsche Cars North America, from 1985 to 1990 , Mr. Verheul was responsible for the overall management of all corporate IT systems as well as the U.S. Porsche dealer network systems. Within two years, he replaced an outsourced telecommunications function with an in-house developed system, which turned the MIS organization from a cost center into a profit center. Mr. Verheul attended the California State University at Hayward and graduated with a BS in Business Administration/Management Systems.



MR. PAUL YEAGER -CHIEF FINANCIAL OFFICER. Mr. Yeager's previous experience was as Chief Financial Officer of Color Spot Nurseries from February, 1997 to August, 1998. Prior to Color Spot, Mr. Yeager was employed for over 20 years by The Scotts Company (NYSE:SMG), a lawn and garden chemical technologies and consumer products company. The last position he held with the Scotts Company was Chief Financial Officer.



     On or about September 23, 1999 Mr. Steven Liebowitz resigned as a member of the Company's Board of Directors, its Executive Vice President and its Site Director. Mr. Liebowitz did not provide Company management with a reason for his decision to resign.



ITEM 6.   EXECUTIVE COMPENSATION.
-------   -----------------------



     The Company began operations in February 1999. Accordingly, no salary or other benefits were awarded to any executive officers or directors prior to that date. All information provided below is for the current fiscal year.


                                            SUMMARY COMPENSATION TABLE
                                            --------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                                    Long Term Compensation
                                                                                    ----------------------
                                      Annual Compensation                     Awards                      Payouts
                                      -------------------                     ------                      -------
Name and Principal                                          Other       Restricted                            All other
Position                                                    annual      Stock        Options         LTIP     Compen-
                          Year      Salary         Bonus    Compen-     Awards       SARs            Payouts  sation
                                                            sation
--------------------------------------------------------------------------------------------------------------------------
Michael Calderone,        1999      $ 225,000       N/A        N/A          N/A      1,200,000(1)    N/A      N/A
Chief Executive
Officer, President

Kerry Nicponski,          1999      $ 65,000        N/A        N/A          N/A       140,000(2)     N/A      N/A
Chief Operating
Officer, Director of
Programming and
Software Development

Leo Verheul,              1999       $ 60,000       N/A        N/A          N/A       50,000(3)      N/A      N/A
Chief Information
Officer

Paul Yeager               1999      $75,000(4)      N/A        N/A          N/A      200,000(5)      N/A      N/A
Chief Financial
Officer




(1) These options were granted to Mr. Calderone on April 9, 1999. They entitle Mr. Calderone to acquire 1,200,000 shares of common stock of the Company at $4.25 per share and are exercisable on April 2, 2000 and expire April 2, 2002. The options vest at a rate of 1/15th of the total options per month.
(2) These options were granted to Mr. Nicponski on April 9, 1999. They entitle Mr. Nicponski to acquire 140,000 shares of common stock of the Company at $4.25 per share and are exercisable on April 2, 2000 and expire April 2, 2002. The options vest at a rate of 1/15th of the total options per month commencing on Mr. Nicponski's employment commencement date.
(3) These options were granted to Leo Verheul on April 9, 1999. They entitle Mr. Verheul to acquire 50,000 shares of common stock of the Company at $4.25 per share and are exercisable on April 2, 2000 and expire April 2, 2002. The options vest at a rate of 1/15th of the total options per month commencing on Mr. Verheul's employment commencement date.
(4) Upon completion of the initial 90 days of his employment with the Company, Mr. Yeager will be entitled to receive an increase in his base salary to $100,000 annually.
(5) These options entitle Mr. Yeager to acquire 200,000 shares of common stock of the Company at $4.25 per share and are exercisable on December 17, 2000 and expire December 17, 2002. The options vest at a rate of 1/15th of the total options per month commencing on Mr. Yeager's employment commencement date.



     As the Company did not commence operations until February, 1999, the Company did not grant any stock options in the last fiscal year.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
-------   -----------------------------------------------


     The Company approved the issuance of options to purchase common stock of the Company to certain of its employees commencing on April 9, 1999. These options took two forms: a Series A option and a Series B option.



     A total of 156,000 Series A options were granted. 8,000 of these options were revoked in August/September, 1999 as the grantee's employment was terminated. The Series A options grant their holders the right to purchase common stock of the Company at $4.25 per share. Each Series A option is exercisable on the later to occur of the two following conditions: (i) the option holder has been employed full-time by the Company for six months; or
(ii) April 2, 2000. The options vest over a 15 month period of time, typically commencing upon the employee's employment commencement date. The option terminates two years after it first becomes exercisable. However, if the option holder is terminated for violating the Company's Employee Manual, the option holder loses all rights in all vested and non-vested options. If the option holder's employment with the Company is terminated for any other reason, the holder retains all vested options but all non-vested options immediately terminate. In addition, the non-vested options automatically terminate if there is a change in control of the company. The options are not assignable.



     A total of 2,257,000 Series B options are currently outstanding. The Series B options are substantially similar to the Series A options with the following differences: (i) in the event there is a change in control of the Company all options immediately vest; (ii) the option holder agrees not to work for any company developing second-generation Internet technology-TM- for six months following any termination of employment with the Company; and
(iii) Michael Calderone's options are assignable for the express purpose of attracting key management personnel to work for the Company.



ITEM 8.   DESCRIPTION OF REGISTRANT'S SECURITIES.
-------   ---------------------------------------



     The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, with a par value of $.001 per share, of which 12,702,358 shares are currently outstanding.



     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter submitted to a vote of all shareholders.



     Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by the Board of Directors in its discretion, from funds legally available therefor. The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.



     Shares of Common Stock are registered at the transfer agent and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. The Company's transfer agent is Securities Transfer Corporation, whose address is 16910 Dallas Parkway, Suite 100, Dallas, TX 75248.

                                    PART II


ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON
-------   --------------------------------------------------------
          EQUITY AND OTHER STOCKHOLDERS MATTERS
          -------------------------------------

     A.   MARKET INFORMATION



     The Company's common stock traded in the over-the-counter bulletin board market from December 15, 1999 through February 22, 1999 under the symbol CTLH. On February 2, 1999 the Company changed its name to StockUp.com-TM- and on February 22, 1999 commenced trading under the symbol SKUP.



     The following table sets forth the high and low bid prices for the Company's common stock since its inception. All such prices are prior to the reverse stock split which was completed on September 21, 1999. The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:




                                                    Low                High
                  Quarter ended                     Bid                Bid
                  -----------------------------------------------------------
                  12/31/98                            3                  3
                   3/31/99                           10                 10
                   6/30/99                           13.5               16




     On February 22, 1999, there was a 1:13 reverse stock split. Effective September 14, 1999, the Company effected a 2:1 stock split. As of September 21, 1999 (the date upon which the common stock was split) the closing bid price of the Company's common shares was $10.00.



     B.   HOLDERS



     As of July 14, 1999, there were approximately 256 holders of Company Common Stock, as reported by the Company's transfer agent.



     C.   DIVIDENDS



     The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.



ITEM 2.   LEGAL PROCEEDINGS
-------   -----------------



     The Company is not a party to any legal proceedings or claims.



ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-------   ---------------------------------------------



     Not applicable.



ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES
-------   ---------------------------------------



     Effective as of December 30,1998 the Company issued 9 million shares of its common stock in exchange for certain office furniture and equipment with a book value of $368,178. As of December 30, 1998 the Company had no assets and very little value, other than its status as a non-reporting trading corporation on the OTC Bulletin Board. The number of shares issued was determined in on an arms length basis by the respective boards of directors of Marketing Direct Concepts and StockUp. The Company relied on an exemption available under Section 3(a)(11) of the Act.

Marketing Direct Concepts was a sophisticated investor which acquired information about the Company in its due diligence investigation in connection with the sale of assets.



     The Company raised $2.9 million from four accredited investors as follows: (i) February 1999 issuance of 1,333,332 shares in exchange for $900,000; and (ii) May and June 1999 options, issued under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, to acquire units comprised of 1.2 million shares and 600,000 warrants exercisable at $2.50 per share and options to acquire 290,836 shares at an aggregate exercise price of $125,000 ("May/June Offering") in exchange for $2.0 million. The February, 1999 Offering was conducted under Rule 504 and it provided the necessary seed capital to commence implementation of the Company's business plan. The May/June Offering was primarily an option to participate in a unit offering of restricted stock and warrants. 1,200,000 of these shares are currently restricted and subject to a demand registration right as of January 1, 2000. The 1,200,000 shares and the shares underlying the 600,000 warrants are subject to reasonable underwriter trading restrictions in the event of a public offering. These investors are also entitled to anti-dilution rights in the event the Company issues stock at less than $2.50 per share.



     As of June 21, 1999 the Company is offering up to 2,000,000 shares of its Common Stock at $6.00 per share to accredited investors and up to 35 non-accredited investors in reliance upon the Section 4(2) exemption. Single investors who provide $1 million receive a price of $5 per share. Investors who provide at least $18,000 shall also receive a warrant for every three shares acquired with a two year term exercisable at $5.00; investors providing at least $1 million shall receive the same type of warrant except the exercise price shall be $4.50. The Company has extended this offering through October 31, 1999, however, the Company has reserved the right to terminate the offering by providing five business days notice of its intention to terminate the private offering. The Company is obligated to register the shares issued in its June 21, 1999 offering in any subsequent registration statement filed with the Securities and Exchange Commission, subject to an underwriter's trading lock-up which shall not exceed 180 days.



ITEM 12.  INDEMNIFICATIONS OF DIRECTORS AND OFFICERS.
-------   -------------------------------------------

     The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.



PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:



Audited Financial Statements from inception through April 30, 1999.



Unaudited Financial Statements as of and for the two months ended June 30, 1999.

                                    PART III



ITEM 1 AND
ITEM 2.           INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS
--------          ---------------------------------------------



Exhibit No.       Document Description
-----------       --------------------



2.1      Plan and Agreement of Merger*
3.1      Articles of Incorporation, dated February 18, 1999*
3.2      Bylaws, dated March 1, 1999*
3.3      Certificate of Amendment of Articles of Incorporation, dated
         August 31, 1999*
4.1      Specimen of Common Stock Certificate*
4.2      Form of Series A Option Agreement and Certificate*
4.1      Form of Series B Option Agreement and Certificate*
4.2      Form of Vesting Agreement*
10.1     Lease, dated February 5, 1999*
10.2     Sublease, dated May 15, 1999*
10.3     Agreement with Travis Morgan Securities, Inc.*
10.4     Asset Purchase Agreement*
10.5     Employment Memorandum for Michael Calderone*



*  Previously Filed

                                   SIGNATURES



     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           STOCKUP.COM, INC.


                                           By:    Michael Calderone
                                                  Michael Calderone
                                           Its:   President




Signature                             Title                                     Date
---------                             -----                                     ----
   /s/ Michael Calderone              President                                 October 06, 1999
----------------------------
Michael Calderone


 /s/ Kerry Nicponski                  Chief Operating Officer, Director         October 06, 1999
----------------------------
Kerry Nicponski


 /s/ Leo Verheul                      Chief Information Officer, Director       October 06, 1999
----------------------------
Leo Verheul


                                STOCKUP.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                      FOR THE PERIOD FROM FEBRUARY 3, 1999
                        (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED
                            JUNE 30, 1999 (UNAUDITED)

                                                              STOCKUP.COM, INC.
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                                       CONTENTS
                                                                 APRIL 30, 1999
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                                                     Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                   F-1

FINANCIAL STATEMENTS

       Balance Sheets                                                F-2

       Statements of Operations                                      F-3

       Statements of Stockholders' Equity                            F-4

       Statements of Cash Flows                                      F-5 - F-6

       Notes to Financial Statements                                 F-7 - F-17

                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
StockUp.com, Inc.

We have audited the accompanying balance sheet of StockUp.com, Inc. (a development stage company) as of April 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the period from February 3, 1999 (inception) to April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StockUp.com, Inc. as of April 30, 1999, and the results of its operations and its cash flows for the period from February 3, 1999 (inception) to April 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss of $3,355,608 during the period from February 3, 1999 (inception) to April 30, 1999, and it had negative cash flows from operations of $496,986. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
June 4, 1999

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                                BALANCE SHEETS
                                  APRIL 30, 1999 AND JUNE 30, 1999 (UNAUDITED)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                     ASSETS

                                                                          June 30,      April 30,
                                                                            1999           1999
                                                                         ----------    ----------
                                                                        (unaudited)
CURRENT ASSETS
     Cash and cash equivalents                                         $ 1,564,419    $   583,692
     Notes receivable - employee                                            20,600         11,800
     Subscriptions receivable                                                    0      1,800,000
     Prepaid services                                                    1,106,253      1,156,253
     Prepaid expenses                                                        8,564         36,540
                                                                       -----------    -----------

         Total current assets                                            2,699,836      3,588,285

FURNITURE AND EQUIPMENT, net                                               528,681        438,988
OTHER ASSETS                                                                52,756         51,509
                                                                       -----------    -----------

                      TOTAL ASSETS                                     $ 3,281,273    $ 4,078,782
                                                                       -----------    -----------
                                                                       -----------    -----------


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and accrued expenses                             $    80,895    $   172,860
                                                                       -----------    -----------

         Total current liabilities                                          80,895        172,860
                                                                       -----------    -----------

COMMITMENTS

STOCKHOLDERS' EQUITY
     Common stock, $0.001 par value
         50,000,000 shares authorized
         12,702,358 (unaudited) and 12,649,024 shares issued
              and outstanding                                               12,702         12,649
     Additional paid-in capital                                          7,479,510      7,248,881
     Deficit accumulated during the development stage                   (4,291,834)    (3,355,608)
                                                                       -----------    -----------

                  Total stockholders' equity                             3,200,378      3,905,922
                                                                       -----------    -----------

                      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $ 3,281,273    $ 4,078,782
                                                                       -----------    -----------
                                                                       -----------    -----------

   The accompanying notes are an integral part of these financial statements.

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                      STATEMENTS OF OPERATIONS
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
------------------------------------------------------------------------------
------------------------------------------------------------------------------


                                                                    For the
                                                                  Period from
                                                     For the       February 3,        For the
                                                   Two Months         1999          Period from
                                                      Ended      (Inception) to     Feb. 3, 1999
                                                     June 30,       April 30,     (Inception) to
                                                       1999           1999          June 1999
                                                  ------------   --------------   --------------
                                                   (unaudited)    (unaudited)
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES     $   944,128     $ 1,881,458     $ 2,825,586
                                                  -----------     -----------     -----------

LOSS FROM OPERATIONS                                 (944,128)     (1,881,458)     (2,825,586)
                                                  -----------     -----------     -----------


OTHER INCOME (EXPENSE)
     Interest income                                    7,902           1,363           9,265
     Forgiveness of debt                                    0          81,822          81,822
     Financing expense                                      0      (1,557,335)     (1,557,335)
                                                  -----------     -----------     -----------

         Total other income (expense)                   7,902      (1,474,150)     (1,466,248)
                                                  -----------     -----------     -----------

NET LOSS                                          $  (936,226)    $(3,355,608)    $(4,291,834)
                                                  -----------     -----------     -----------
                                                  -----------     -----------     -----------

BASIC LOSS PER SHARE                              $     (0.07)    $     (0.27)
                                                  -----------     -----------
                                                  -----------     -----------
DILUTED LOSS PER SHARE                            $     (0.07)    $     (0.27)
                                                  -----------     -----------

WEIGHTED-AVERAGE SHARES OUTSTANDING                12,677,880      12,440,790
                                                  -----------     -----------
                                                  -----------     -----------

   The accompanying notes are an integral part of these financial statements.

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                            STATEMENTS OF STOCKHOLDERS' EQUITY
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
------------------------------------------------------------------------------
------------------------------------------------------------------------------


                                                                          Deficit
                                                                        Accumulated
                                        Common Stock      Additional    During the
                                     ------------------    Paid-In      Development
                                     Shares      Amount    Capital         Stage        Total
                                     ------      ------   ----------    -----------     -----
 BALANCE, FEBRUARY 3,
   1999 (INCEPTION)                       --   $     --   $       --   $        --   $        --
INITIAL CAPITALIZATION               465,692        466         (466)                         --
SHARES ISSUED IN
   EXCHANGE FOR ASSETS             9,000,000      9,000      359,178                     368,178
ISSUANCE OF COMMON
   STOCK IN PRIVATE
   PLACEMENT                       2,533,332      2,533    3,197,467                   3,200,000
OFFERING COSTS                                              (300,000)                   (300,000)
ISSUANCE OF COMMON
   STOCK FOR LEGAL
   SERVICES                          500,000        500    2,030,751                   2,031,251
ISSUANCE OF BELOW-
   MARKET
     STOCK OPTIONS                                           864,335                     864,335
     WARRANTS                                                693,000                     693,000
ISSUANCE OF BELOW-
   MARKET STOCK OPTIONS
   TO EMPLOYEES                                              312,766                     312,766
ISSUANCE OF COMMON
   STOCK FOR CASH                    150,000        150       91,850                      92,000
NET LOSS                                                                (3,355,608)   (3,355,608)
                                  ----------   --------   ----------   -----------   -----------

BALANCE, APRIL 30,
   1999                           12,649,024     12,649    7,248,881    (3,355,608)    3,905,922

ISSUANCE OF BELOW-
  MARKET STOCK OPTIONS
  TO EMPLOYEES (unaudited)                                    30,682                      30,682

ISSUANCE OF COMMON
  STOCK FOR CASH (unaudited)          53,334         53      199,947                     200,000

NET LOSS (unaudited)                                                      (936,226)     (936,226)
                                  ----------   --------   ----------   -----------   -----------

BALANCE, JUNE 30,
   1999 (UNAUDITED)               12,702,358   $ 12,702   $7,479,510   $(4,291,834)  $ 3,200,378
                                  ----------   --------   ----------   -----------   -----------
                                  ----------   --------   ----------   -----------   -----------

   The accompanying notes are an integral part of these financial statements.

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                      STATEMENTS OF CASH FLOWS
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                                                                   For the         For the
                                                                                  Period from       Period
                                                                     For the       February 3,   from Feb. 3
                                                                    Two Months        1999            1999
                                                                      Ended       (Inception)    (Inception)
                                                                     June 30,     to April 30,   to June 30,
                                                                       1999           1999           1999
                                                                   ------------   ------------   ------------
                                                                    (unaudited)                   (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                        $  (936,226)   $(3,355,608)   $(4,291,834)
   Adjustments to reconcile net loss to net cash
     used in operating activities
       Depreciation and amortization                                    26,908         40,512         67,420
       Common stock issued for services                                      0      2,031,251      2,031,251
       Financing expense recognized for
         issuing below-market warrants                                       0        693,000        693,000
       Financing expense recognized for
         issuing below-market stock options                                  0        864,335        864,335
       Compensation expense recognized for issuing below-
         market stock options                                           30,682        312,766        343,448
   (Increase) decrease in
     Notes receivable - employee                                        (8,800)       (11,800)       (20,600)
     Prepaid expenses                                                   27,976        (36,540)        (8,564)
     Prepaid services                                                   50,000     (1,156,253)    (1,106,253)
     Other assets                                                       (1,247)       (51,509)       (52,756)
   Increase in
     Accounts payable and accrued expenses                             (91,965)       172,860        (80,895)
                                                                   -----------    -----------    -----------

           Net cash used in operating activities                      (902,672)      (496,986)    (1,399,658)
                                                                   -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of furniture and equipment                                (116,601)      (111,322)      (227,923)
                                                                   -----------    -----------    -----------

           Net cash used in investing activities                      (116,601)      (111,322)      (227,923)
                                                                   -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock                              200,000         92,000        292,000
   Proceeds from private placement of common stock                   1,986,000      1,214,000      3,200,000
   Offering costs                                                     (186,000       (114,000)      (300,000)
                                                                   -----------    -----------    -----------

           Net cash provided by financing activities                 2,000,000      1,192,000      3,192,000
                                                                   -----------    -----------    -----------

   The accompanying notes are an integral part of these financial statements.

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                          STATEMENTS OF CASH FLOWS ('CONTINUED)
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
------------------------------------------------------------------------------
------------------------------------------------------------------------------


                                                                                  For the        For the
                                                                                Period from       Period
                                                                   For the        Feb. 3,        from Feb.
                                                                  Two Months        1999         3, 1999
                                                                    Ended       (Inception)    (Inception)
                                                                   June 30,      April 30,       to June
                                                                     1999          1999          30, 1999
                                                                 -----------    -----------    -----------
                                                                 (unaudited)
           Net increase in cash and cash equivalents             $   980,727    $   583,692    $ 1,564,419

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                       583,692             --             --
                                                                 -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                         $ 1,564,419    $   583,692    $ 1,564,419
                                                                 -----------    -----------    -----------
                                                                 -----------    -----------    -----------

SUPPLEMENT DISCLOSURES OF CASH FLOW INFORMATION
During the period from February 3, 1999 (inception) to April 30, 1999, the two months ended June 30, 1999, and the period from February 3, 1999 (inception), to June 30, 1999, the Company paid no income taxes or interest.

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
During the period from February 3, 1999 (inception) to April 30, 1999 and the period from February 3, 1999 (inception) to June 30, 1999, the Company acquired furniture and equipment valued at $368,178 in exchange for 9,000,000 shares of the Company's common stock. The equipment is recorded as furniture and equipment on the accompanying balance sheet.

The Company issued 2,533,332 shares of common stock in a private placement for a total consideration of $2,900,000, net of offering costs. $1,100,000 was collected prior to April 30, 1999, leaving a subscription receivable of $1,800,000, which was collected subsequent to April 30, 1999.




   The accompanying notes are an integral part of these financial statements.

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                 NOTES TO FINANCIAL STATEMENTS
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                         (THE INFORMATION WITH RESPECT TO THE TWO MONTHS ENDED
                                                  JUNE 30, 1999 IS UNAUDITED.)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF BUSINESS

         StockUp.com, Inc. (the "Company") was incorporated in Nevada on February 18, 1999 and is developing second-generation Internet technology(TM) products that will be licensed to other websites and distributed to end users. The Company's products offer the end user increased levels of customization and interactivity. Websites deploying the technology will benefit from increased traffic, enhanced user retention, and the ability to build targeted aggregate marketing profiles of users.

         Courtleigh Capital, Inc. ("Courtleigh"), a Kansas corporation and a publicly traded corporation, was first incorporated under the name ANCR, Inc. on July 30, 1985 under the laws of the State of Colorado. ANCR, Inc. became an inactive shell corporation, and on July 23, 1997 changed its name to CEA Lab, Inc. Furthermore, on October 16, 1995, CEA Lab, Inc. reincorporated in the State of Kansas and subsequently changed its name to Courtleigh Capital, Inc. In February 1999, Courtleigh subsequently changed its name to StockUp.com, Inc. and reincorporated in the State of Nevada.

         On December 30, 1998, Marketing Direct Concepts, Inc. ("MDC"), a Nevada corporation, entered into an Asset Purchase and Escrow Agreement, whereby it sold assets and liabilities, valued at $368,178, to the Company in exchange for 9,000,000 shares of Courtleigh's common stock.

         Courtleigh had minimal assets and liabilities at the date of the acquisition and did not have operations prior to the acquisition. Therefore, no pro forma information is presented.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation
         ---------------------
         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. However, during the period from February 3, 1999 (inception) to April 30, 1999 and the two months ended June 30, 1999, the Company incurred net losses of $3,355,608 and $936,226 (unaudited), respectively, and it has negative cash flows from operations of $496,986 and $902,672 (unaudited), respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern.

         The accompanying notes are an integral part of these financial statements

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                 NOTES TO FINANCIAL STATEMENTS
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                         (THE INFORMATION WITH RESPECT TO THE TWO MONTHS ENDED
                                                  JUNE 30, 1999 IS UNAUDITED.)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Basis of Presentation (Continued)
         ---------------------
         Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. Successful completion of the Company's development program and its transition to the attainment of profitable operations is dependent upon the Company achieving a level of sales adequate to support the Company's cost structure. In addition, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements and the success of its plans to sell products. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

         In addition to the capital raised as of June 30, 1999 through private equity offerings, the Company is currently negotiating with certain investors about raising additional capital through private placement offerings. Unless the Company raises additional funds, either by debt or equity issuances, management believes that its current cash on hand will be insufficient to cover its working capital needs until the Company's sales volume reaches a sufficient level to cover operating expenses.

         Estimates
         ---------
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Cash and Cash Equivalents
         -------------------------
         For the purpose of the statement of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

         Development Stage Enterprise
         ----------------------------
         The Company is a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business, and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                 NOTES TO FINANCIAL STATEMENTS
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                         (THE INFORMATION WITH RESPECT TO THE TWO MONTHS ENDED
                                                  JUNE 30, 1999 IS UNAUDITED.)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Advertising
         -----------

         The Company expenses advertising costs as incurred.
         Advertising costs for the period from February 3, 1999 (inception) to April 30, 1999 and the two months ended June 30, 1999 were $60,029 and $53,992 (unaudited), respectively.

         Furniture and Equipment
         -----------------------

         Furniture and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives as follows:

           Furniture and equipment                                   7 years
           Computer hardware and software                            3 years
           Leasehold Improvements                     10 months (lease term)

         Maintenance and minor replacements are charged to expense as incurred. Leasehold improvements are amortized over the lease period or the useful life of the asset, whichever is shorter.

         Impairment of Long-Lived Assets
         -------------------------------
         The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. To date, no impairment has occurred.

         Income Taxes
         ------------
         The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                 NOTES TO FINANCIAL STATEMENTS
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                         (THE INFORMATION WITH RESPECT TO THE TWO MONTHS ENDED
                                                  JUNE 30, 1999 IS UNAUDITED.)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Net Loss per Share
         ------------------
         For the period from February 3, 1999 (inception) to April 30, 1999, and for the two months ended June 30, 1999, the Company adopted SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. For the period from February 3, 1999 (inception) to April 30, 1999 and the two months ended June 30, 1999, the Company incurred net losses; therefore, basic and diluted loss per share are the same.

         Stock Split
         -----------
         On February 22, 1999, the Company effected a one-for-13 reverse stock split of its common stock. All share and per share data have been retroactively restated to reflect this stock split.

         On September 14, 1999, the Company effected a two-for-one stock split of its common stock. All per share data have been retroactively restated to reflect this stock split.

         Fair Value of Financial Instruments
         -----------------------------------
         The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, notes receivable - employee, and accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

         Concentrations of Credit Risk
         -----------------------------
         The financial instrument which potentially subjects the Company to concentrations of credit risk is cash. The Company places its cash with high quality financial institutions, and at times it may exceed the Federal Deposit Insurance Corporation $100,000 insurance limit. As of April 30, 1999 and June 30, 1999, uninsured portions held at the financial institutions aggregated to $650,446 and $1,768,801 (unaudited), respectively.

         Recently Issued Accounting Pronouncements
         -----------------------------------------
         In February 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits." The Company does not expect adoption of SFAS No. 132 to have a material impact, if any, on its financial position or results of operations.

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                 NOTES TO FINANCIAL STATEMENTS
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                         (THE INFORMATION WITH RESPECT TO THE TWO MONTHS ENDED
                                                  JUNE 30, 1999 IS UNAUDITED.)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Recently Issued Accounting Pronouncements (Continued)
         -----------------------------------------
         SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for financial statements with fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company does not expect adoption of SFAS No. 133 to have a material effect, if any, on its financial position or results of operations.

         SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," is effective for financial statements with the first fiscal quarter beginning after December 15, 1998. The Company does not expect adoption of SFAS No. 134 to have a material effect, if any, on its financial position or results of operations.

         SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections," is effective for financial statements with fiscal years beginning February 1999. This statement is not applicable to the Company.

         Comprehensive Income
         --------------------
         For the period from February 3, 1999 (inception) to April 30, 1999 and for the two months ended June 30, 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financials statements since the Company did not have any of the items of comprehensive income in the period presented.

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                 NOTES TO FINANCIAL STATEMENTS
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                         (THE INFORMATION WITH RESPECT TO THE TWO MONTHS ENDED
                                                  JUNE 30, 1999 IS UNAUDITED.)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

NOTE 3 - FURNITURE AND EQUIPMENT

         Furniture and equipment consisted of the following:

                                                                        June 30,       April 30,
                                                                          1999           1999
                                                                      ----------      ----------
                                                                      (unaudited)
             Furniture and equipment                                  $   93,327      $   86,227
             Computer hardware and software                              481,266         371,765
             Leasehold improvements                                       21,508          21,508
                                                                      ----------      ----------

                                                                                         479,500
             Less accumulated depreciation and amortization               67,420          40,512
                                                                      ----------      ----------

                 TOTAL                                                $  528,681      $  438,988
                                                                      ----------      ----------
                                                                      ----------      ----------

         Depreciation and amortization expense for the period from February 3, 1999 (inception) to April 30, 1999 and the two months ended June 30, 1999 was $40,512 and $26,908 (unaudited), respectively.


NOTE 4 - COMMITMENTS

         Leases
         ------
         The Company leases certain facilities for its corporate and operations offices under long-term, non-cancelable operating lease agreements that expire through March 31, 2003.

         Future minimum aggregate lease payments under non-cancelable operating leases with initial terms of one year or more at April 30, 1999 were as follows:


             Years Ending
               April 30,
             ------------
                2000                                    $  223,000
                2001                                       170,000
                2002                                       170,000
                2003                                       160,000
                                                        ----------
                     TOTAL                              $  723,000
                                                        ----------
                                                        ----------

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                 NOTES TO FINANCIAL STATEMENTS
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                         (THE INFORMATION WITH RESPECT TO THE TWO MONTHS ENDED
                                                  JUNE 30, 1999 IS UNAUDITED.)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

NOTE 4 - COMMITMENTS (CONTINUED)

         Leases (Continued)
         ------
         Rent expense for the period from February 3, 1999
         (inception) to April 30, 1999 and the two months ended was $32,206 and $46,666 (unaudited), respectively.

         Employment Agreement
         --------------------
         During the period from February 3, 1999 (inception) to April 30, 1999, the Company entered into a new employment agreement with a key officer of the Company. This officer will receive an annual salary of $225,000, a monthly personal allowance of $3,000, and all automobile expenses paid.

         Subsequent to April 30, 1999, the Company entered into two new employment agreements with key officers of the Company. These officers will receive an annual aggregate salary of $145,000 (unaudited).

NOTE 5 - STOCKHOLDERS' EQUITY

         Common Stock
         ------------
         In December 1998, the Company entered into an agreement with MDC to purchase certain assets in exchange for 9,000,000 shares of common stock.

         In February 1999, the Company entered into an agreement to issue an aggregate of 500,000 shares of common stock for legal services rendered or to be rendered. The shares were to be issued according to three stages of completion. In connection with the issuance of the common stock, the Company recorded $874,998 of legal expenses and $1,156,253 as a prepaid asset in the accompanying balance sheet.

         Private Placement
         -----------------
         In February 1999, the Company entered into a subscription agreement to offer up to $900,000 worth of shares of common stock for 1,333,332 shares and $2,300,000 worth of units to accredited investors. Each unit was comprised of one share of the Company's common stock (or 1,200,000 shares) and 0.5 warrant at an exercise price of $2.50 per share. The warrants are deemed granted below market value, for which an expense of $693,000 has been recorded. The warrants may be exercised, commencing upon the date the Company closes a public offering of its stock pursuant to a Registration Statement registering the shares underlying the warrants and terminating 30 days thereafter. The warrant holders have the right to demand registration of the shares if such shares have not been registered by January 1, 2000. In addition, the warrants are callable at the option of the Company on and after the date that (i) the shares underlying the warrants are registered and (ii) the Company's common stock is traded on any exchange, at a Market Price, as defined below, equal to or exceeding $10 per share for 10 consecutive trading days. The Market Price shall be the closing bid price of the common stock.

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                 NOTES TO FINANCIAL STATEMENTS
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                         (THE INFORMATION WITH RESPECT TO THE TWO MONTHS ENDED
                                                  JUNE 30, 1999 IS UNAUDITED.)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

NOTE 5 - STOCKHOLDERS' EQUITY (CONTINUED)

         Private Placement (Continued)
         -----------------
         A total offering of $2,900,000, net of offering costs, was completed, of which $1,100,000, net of offering costs, was collected prior to April 30, 1999, leaving a subscription receivable of $1,800,000, which was collected subsequent to April 30, 1999.

         Stock options were granted in connection with the private placement, granting an aggregate of 290,836 shares at exercise prices of $50,000 and $75,000. The options were granted below market, for which an expense of $864,335 has been recorded.

         Stock Option Plan
         -----------------
         The Company's Board of Directors adopted the Option Agreement and Certificate (the "Agreement") in order to issue options to purchase common stock of the Company to certain employees, commencing on April 9, 1999. These options took two forms: a Series A option and a Series B option.

         The Series A options grant their holders the right to purchase common stock of the Company at $4.50 per share. Each Series A option is exercisable on the latter of the following: (i) the option holder has been employed full-time by the Company for six months or (ii) April 2, 2000. Once the option is exercisable, one-fifteenth of the shares granted by the option become exercisable each month. The option terminates two years after it first becomes exercisable or within three years from the date of issuance. However, if the option holder is terminated for violating the Company's employee manual, the option holder loses all rights in all vested and non-vested options. If the option holder's employment with the Company is terminated for any other reason, the holder retains all vested options, but all non-vested options immediately terminate. In addition, the non-vested options automatically terminate if there is a change in control of the Company. In addition, the options are not assignable.

         The Series B options are substantially similar to the Series A options with the following differences: (i) the option holder does not lose all rights in vested and non-vested options if his or her employment is terminated for violating the Company's employee manual; (ii) the option holder agrees not to work for any company developing Internet technology for six months following any termination of employment with the Company; and (iii) the key officer's options are assignable for the express purpose of attracting key management personnel to work for the Company.

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                 NOTES TO FINANCIAL STATEMENTS
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                         (THE INFORMATION WITH RESPECT TO THE TWO MONTHS ENDED
                                                  JUNE 30, 1999 IS UNAUDITED.)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

NOTE 5 - STOCKHOLDERS' EQUITY (CONTINUED)

         Stock Option Plan (Continued)
         -----------------
         The Company has adopted only the disclosure provisions of SFAS No. 123. It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock and options/warrants issued to outside third parties. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under its plan consistent with the methodology prescribed by SFAS No. 123, the Company's net loss and loss per share would be increased to the pro forma amounts indicated below for the period from February 3, 1999 (inception) to April 30, 1999:

               Net loss
                   As reported                                $ (3,355,608)
                   Pro forma                                  $ (6,790,693)
               Basic loss per common share
                   As reported                                $      (0.27)
                   Pro forma                                  $      (0.55)

         These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before 1995. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the period from February 3, 1999 (inception) to April 30, 1999: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 5.2%; and expected life of three years. The weighted-average fair value of options granted during the period from February 3, 1999 (inception) to April 30, 1999 for which the exercise price was less than the Market Price at the grant date was $2.94.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                 NOTES TO FINANCIAL STATEMENTS
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                         (THE INFORMATION WITH RESPECT TO THE TWO MONTHS ENDED
                                                  JUNE 30, 1999 IS UNAUDITED.)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

NOTE 5 - STOCKHOLDERS' EQUITY (CONTINUED)


         Stock Option Plan (Continued)
         -----------------
         The following summarizes the stock option transactions under the stock option plan:

                                                                                  Weighted-
                                                                                   Average
                                                                Stock Options     Exercise
                                                                  Outstanding       Price
                                                                -------------     ---------
             Balance, February 3, 1999 (inception)                         --     $     --
             Granted                                                2,356,000     $   4.25
                                                                    ---------

             Balance, April 30, 1999                                2,356,000     $   4.25
                                                                    ---------
             Granted  (unaudited)                                      92,000     $   4,87
             Canceled  (unaudited)                                   (160,000)    $   4.25
                                                                    ---------

             BALANCE JUNE 30, 1999 (unaudited)                      2,288,000     $   4.87

             EXERCISABLE, JUNE 30, 1999 (unaudited)                        --     $     --
                                                                    ---------
                                                                    ---------

         The weighted-average remaining contractual life of the options outstanding is 2.92 years at April 30, 1999.

         During the period from February 3, 1999 (inception) to April 30, 1999, the Company issued 2,356,000 stock options to employees when the exercise price was less than the fair value of the Company's stock at the date of the grant. The Company incurred compensation expense of $589,000, of which $312,766 is recorded as of April 30, 1999, $30,682 as of June 30, 1999 (unaudited), and the remainder will be expensed according to the vesting period of the options.

NOTE 6 - INCOME TAXES

         As of April 30, 1999 and June 30, 1999, the Company had approximately $3,355,608 and $936,226, respectively, in net operating loss carryforwards that may be offset against future taxable income. No provision for income taxes for the period from February 3, 1999 (inception) to April 30, 1999 has been made, except for minimum state taxes, since the Company incurred a loss during the period. The deferred income tax benefit of the loss carryforward is the only significant deferred income tax asset or liability of the Company. It has been offset by a valuation allowance of the same amount since management does not believe the recoverability of this deferred tax asset is more likely than not. Accordingly, no deferred income tax benefit has been recognized in these financial statements.

                                                             STOCKUP.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                                 NOTES TO FINANCIAL STATEMENTS
        FOR THE PERIOD FROM FEBRUARY 3, 1999 (INCEPTION) TO APRIL 30, 1999 AND
                            FOR THE TWO MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                         (THE INFORMATION WITH RESPECT TO THE TWO MONTHS ENDED
                                                  JUNE 30, 1999 IS UNAUDITED.)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

NOTE 7 - YEAR 2000 ISSUE

         The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 Issue.

         The Issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is dependent on computer processing in the conduct of its business activities.

         Based on the comprehensive review of the computer systems, management has determined that the Company's computer systems will not be materially affected and does not believe the cost of implementation will be material to the Company's financial position and results of operations.

         Externally, the Year 2000 Issue may impact other entities with which the Company transacts business. The Company cannot predict the effect of the Year 2000 Issue on such entities, nor their effect on the Company. With regard to those companies that the Company does business with on a daily basis, the Company cannot guarantee that they will be vigilant about their Year 2000 Issue plan of action.

         In the event that the Company does experience Year 2000 Issue problems, it could result in a suspension of the Company's revenues. A suspension of revenues could result in material losses from operations and a reduction of the Company's working capital. Management is unable at this time to quantify the impact that the Year 2000 Issue could have on the Company's results of operations and financial condition.


NOTE 8 - SUBSEQUENT EVENTS

         As of June 21, 1999, the Company is offering up to 2,000,000 shares of its common stock at $6.00 per share. Single investors who provide $1 million receive a price of $5 per share. Investors who provide at least $18,000 shall also receive a warrant with a two year term exercisable at $4.75. The Company has extended its offering through September 30, 1999.

         Subsequent to June 30, 1999, the Company granted 220,000 options to employees with exercise prices ranging from $4.25 to $10.25.